SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Photovoltaic Solar Cells, Inc.
(Name of Issuer)

   Common Stock, $.0001 par value
(Title of Class of Securities)

71942A208
(CUSIP Number)

February 27, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1 (b)
[   ] Rule 13d-1 (c)
[X] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren C. Lau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,155,000
	6	SHARED VOTING POWER 132,000
	7	SOLE DISPOSITIVE POWER 1,155,000
	8	SHARES DISPOSITIVE POWER 132,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,287,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on 19,884,421 shares of common stock of the issuer outstanding as of February 27, 2012.

Item 1(a). Name of Issuer: Photovoltaic Solar Cells, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 4 Autumnwood Court, The Woodlands, Texas 77380

Item 2(a). Name of Person Filing: Warren C. Lau

Item 2(b). Address of Principal Business Office or if none, Residence: 4 Autumnwood Court, The Woodlands, Texas 77380

Item 2(c). Citizenship: USA

Item 2(d). Title of Class of Securities: Common Stock, $.0001 par value

Item 2(e). CUSIP Number: 71942A 20 8

Item 3.      Not Applicable

Item 4.      Ownership:

(a)	Amount Beneficially Owned: 1,287,000 shares
(b)	Percent of Class: 6.4%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 1,155,000 shares
(ii)	shared power to vote or to direct the vote: 132,000 shares
(iii)	sole power to dispose or to direct the disposition of: 1,155,000 shares
(iv)	shared power to dispose or to direct the disposition of: 132,000 shares

Item 5.    Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.    Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.    Identification and Classification of Members of the Group: Not Applicable

Item 9.    Notice of Dissolution of Group: Not Applicable

Item 10.  Certification: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2012

By:	/s/ Warren C. Lau
Warren C. Lau